Exhibit 99.6

Dear Subscriber:

Thank you for your recent order for Capitol Federal Financial, Inc. common stock.  Our Plan of Conversion and Reorganization has been approved by the members of Capitol Federal Financial MHC and the stockholders of Capitol Federal Financial.  We have asked the Office of Thrift Supervision, our primary regulator, for an extension of time to complete our stock offering.  In connection with the extension of time, our independent appraiser has reviewed the results of our stock offering and has determined that our estimated valuation has decreased 18.2%, due to changes in market conditions. The amended offering range has decreased to a minimum of 118,150,000 shares and a maximum of 159,850,000 shares. The price per share remains $10.00.

As stated in our July 9, 2010 Prospectus, if our offering range decreased below 144,500,000 shares, we would be required to resolicit all subscribers who ordered shares during the initial offering period.

IN CONNECTION WITH THE RESOLICITATION, SUBSCRIBERS NOW HAVE THE OPPORTUNITY TO PLACE NEW ORDERS TO PUCHASE CAPITOL FEDERAL FINANCIAL, INC. COMMON STOCK. THIS OPPORTUNITY TO PLACE A NEW ORDER IS BEING GIVEN TO YOU BECAUSE YOU SUBMITTED A VALID ORDER DURING THE ORIGINAL OFFERING PERIOD.

Based on our updated estimated pro forma valuation and the $10.00 per share offering price, the ratio of our offering price to pro forma tangible stockholders’ equity at June 30, 2010 compared to March 31, 2010 has decreased to 83.89 % from 92.00 % at the minimum offering range and to 95.51 % from 103.09 % at the maximum of the offering range.

Information regarding the amended offering range is set forth in the enclosed Prospectus Supplement dated September [ ], 2010. Please read the Prospectus Supplement, and our Prospectus dated July 9, 2010 that we previously provided to you, before deciding whether to place a new order for our common stock. A Supplemental Order Form is also enclosed. The price per share is $10.00, and no sales commission will be charged. Supplemental Order Forms must be received (not postmarked), with full payment, by 4:00p.m., Central Time, on October [ ], 2010. PLEASE NOTE, YOUR ORIGINAL STOCK ORDER IS NO LONGER EFFECTIVE. IF YOU WISH TO PURCHASE STOCK IN THIS OFFERING, YOU MUST SUBMIT THE SUPPLEMENTAL ORDER FORM WITH FULL PAYMENT BY THE RESOLICITATION DEADLINE. If you wish to order common stock in registration(s) that differ from your original order, please call the Stock Information Center promptly for guidance and to receive an additional order form for that purpose.  If you wish to purchase stock with funds you have in an IRA, call our Stock Information Center promptly for guidance, because IRA-related orders require additional processing time.

Again, thank you for your interest in Capitol Federal Financial, Inc. If you have any questions, or would like to request an additional copy of the Prospectus dated July 9, 2010, please call our Stock Information Center, toll-free, at 877-518-0123. The Stock Information Center is open from 10:00 a.m. to 4:00 p.m. Central Time, Monday through Friday.

Sincerely,

John B. Dicus

President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock.  The offer is made only by the Prospectus and Prospectus Supplement.  These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

 Dear Member and Stockholder:

In July, you received materials related to the initial public offering of Capitol Federal Financial, Inc. common stock. The subscription offering expired on August 12, 2010. Our Plan of Conversion and Reorganization has been approved by the members of Capitol Federal Financial MHC and the stockholders of Capitol Federal Financial.  We have asked the Office of Thrift Supervision, our primary regulator, for an extension of time to complete our stock offering.

We are sending you this letter to provide you the opportunity to purchase stock in Capitol Federal Financial, Inc. through the community offering.

Due to changes in the financial markets, our independent appraiser has determined that our estimated valuation has decreased 18.2%. The amended offering range is a minimum of 118,150,000 shares and a maximum of 159,850,000 shares.  As a result, the ratio of our offering price to pro forma tangible stockholders’ equity has decreased to 83.89% at June 30, 2010 from 92.00% at March 31, 2010 at the minimum of the offering range and to 95.51% from 103.09% at the maximum of the offering range at those dates. The exchange ratio at the minimum of the offering range is now 2.2637 and at the maximum of the offering range is now 3.0627.

If you would like to request a copy of the Prospectus Supplement dated September [ ], 2010 and the Prospectus dated July 9, 2010, please call our Stock Information Center, toll-free, at 877-518-0123.  A Supplemental Order Form will also be enclosed.

Please read the information before deciding whether to place an order for our common stock. The price per share is $10.00, and no sales commission will be charged. Supplemental Order Forms must be received (not postmarked), with full payment, by 4:00 p.m., Central Time, on October [ ], 2010. If you wish to purchase stock with funds you have in an IRA, call our Stock Information Center promptly for guidance, because IRA-related orders require additional processing time.

Again, thank you for your interest in Capitol Federal Financial, Inc. If you have any questions please call our Stock Information Center, toll-free, at 877-518-0123. The Stock Information Center is open from 10:00 a.m. to 4:00 p.m. Central Time, Monday through Friday.

Sincerely,

John B. Dicus

President and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock.  The offer is made only by the Prospectus and Prospectus Supplement.  These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.